UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

OBA Financial Services Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
67424G101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 6, 2010 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 67424G101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,361

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,361

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,361

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.68%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,051

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,051

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,051

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.67%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 67424G101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,593

	8.	Shared Voting Power

	9.	Sole Dispositive Power 32,593

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,593

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.70%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 67424G101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,292

	8.	Shared Voting Power

	9.	Sole Dispositive Power 32,292

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,292

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.70%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,795

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,795

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,795

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.69%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,060

	8.	Shared Voting Power

	9.	Sole Dispositive Power 32,060

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,060

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.69%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	2514 Multi-Strategy Fund, LP 51-0511786

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,770

	8.	Shared Voting Power

	9.	Sole Dispositive Power 30,770

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,770

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.66%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 67424G101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 253,012

	8.	Shared Voting Power

	9.	Sole Dispositive Power 253,012

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,012

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.47%

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on May 26, 2010, on behalf of Seidman and Associates, LLC ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), Broad Park Investors, LLC ("Broad Park"), LSBK06-08, LLC ("LSBK"), CBPS, LLC ("CBPS"), 2514 Multi-Strategy Fund, LP ("2514 MSF"), Contrarian Hedged Equity, LP ("Contrarian"), and Lawrence Seidman ("Seidman"), collectively the "Reporting Persons" with respect to the Reporting Persons' beneficial ownership of shares of common stock ("the Shares") of OBA Financial Services, Inc., a Maryland corporation ("the Issuer") is hereby amended as set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On July 6, 2010, Lawrence Seidman sent a letter to Charles Weller, President of the Issuer regarding the Issuer's Stock-Based Benefit Plans.  A copy of this letter is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on July 6, 2010, the Reporting Persons owned beneficially an aggregate of 253,012 shares of Common Stock, which constituted approximately 5.47% of the 4,628,750 shares of Common Stock outstanding as of May 13, 2010, as disclosed in the Issuer's 10-Q for the period ended March 31, 2010.

The attached Schedule A describes transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days except for previously reported transactions. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2010
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, CBPS, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, 2514 Multi-Strategy Fund, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, Contrarian Hedged Equity, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	5/19/2010	10.9162	13,503.30	1,237

SIP	5/19/2010	10.9162	13,503.30	1,237

SIP II	5/20/2010	10.8552	25,933.01	2,389

LSBK	5/20/2010	10.8551	26,052.32	2,400

Broad Park Investors	5/20/2010	10.8468	26,032.32	2,400

CBPS	5/20/2010	10.8468	26,032.32	2,400

2514 MSF	5/25/2010	10.8100	17,296.00	1,600

Exhibit A
LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
July 6, 2010

Mr. Charles Weller, President
OBA Financial Services, Inc.
20300 Seneca Meadows Parkway
Germantown, MD 20876

Re: Stock-Based Benefit Plans

Dear Mr. Weller:

I want to thank you for taking the time to speak with me by telephone on two separate occasions.  Our two phone conversations allowed me to voice my concerns with respect to the stock-based benefit plans disclosed in the OBA Financial Services, Inc. (“OBA”) prospectus dated November 12, 2009.

As discussed, when the stock-based benefit plans are presented to the shareholders for approval, the shareholders should be told how the options and restricted stock will be initially distributed.  Furthermore, no additional shares should be distributed until OBA’s management can demonstrate that they are meeting or exceeding the disclosed performance standards.  As I stated to you, it is wrong to ask the shareholders to approve the stock-based benefit plan and then have the Board shortly thereafter distributing the options and restricted stock, in previously undisclosed amounts.  Why can’t the Board meet and determine how the options and restricted stock are to be distributed before seeking shareholder approval?  This procedure would allow the shareholders to make an informed decision.

I am not opposed to a properly structured stock-based benefit plan that aligns the interests of OBA’s management with that of the OBA shareholders.  However, in order to be properly structured the stock-based benefit plans must include realistic performance standards.  The performance standards must be fully disclosed to the shareholders when they are asked to approve the stock-based benefit plans.  I would be glad to discuss with you different performance standards that I feel reward management while also enhancing shareholder value.

In addition, there must be a detailed clawback provision, that is also fully disclosed when the shareholders vote to approve the plans, which becomes operative if the performance standards are not met.

I am hopeful that we can work together to create a mutually beneficial stock-based benefit plan.  As I mentioned to you during our phone calls, if we cannot reach an agreement with respect to the stock-based benefit plans, I will have no choice but to conduct a proxy contest against the approval of the OBA stock-based benefit plans that does not truly align management and shareholders and does not provide adequate disclosure to the shareholders.

Based upon your receipt of notice of a possible proxy contest with respect to OBA’s stock-based benefit plan, you must file preliminary proxy material and cannot file definitive proxy material with respect to any shareholder meeting at which the stock-based benefit plans will be considered by the OBA shareholders.

Please call me to discuss this issue in more detail.

              Very truly yours,

                                       /ss/ LAWRENCE B. SEIDMAN